Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the nine and three month periods ended March 31, 2014 and 2013

1

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	Note	March 31, 2014	June 30, 2013

Assets
Current assets
Cash		48,834,630	23,067,937
Short term investments	7	4,063,819	5,057,702
Other receivables		33,366	35,792
Investment tax credits receivable		176,515	180,652
Prepaid expenses and deposits		119,608	359,164
		53,227,938	28,701,247

Non-current assets
Property and equipment		144,370	168,034
Intangible assets	8	8,158,464	8,938,674
Total assets		61,530,772	37,807,955

Liabilities
Current liabilities
Trade and other payables		4,243,321	874,149
Current portion of contingent consideration payable		-	2,321,373
		4,243,321	3,195,522

Non-current liabilities
Contingent considerations payable	9	4,070,610	1,434,958
Leasehold inducement		14,290	22,863
		8,328,221	4,653,343

Equity attributable to owners of the Company
Share capital	11	191,644,874	165,367,524
Warrants	11	2,025,839	-
Contributed surplus	11	14,768,221	14,768,002
Share-based payment reserve	11	2,748,783	2,352,002
Deficit		(157,985,166)	(149,332,916)
		53,202,551	33,154,612

Total liabilities and equity		61,530,772	37,807,955

Contingencies and commitments	14

The notes are an integral part of these consolidated financial statements.

Tony Cruz	Christopher Henley
Director	Director

2

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the nine and three month periods ended March 31, 2014 and 2013

(Unaudited)

In Canadian Dollars	Note	Nine month period ended March 31, 2014	Nine month period ended March 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013

Revenues
Licensing fees		-	10,815,200	-	-
Expenses
Research and development	12	6,902,901	6,576,336	4,734,288	2,380,533
Selling, general and administrative expenses	12	3,052,958	2,537,199	1,131,879	870,857
Change in fair value of contingent consideration payable	9	(2,781,907)	-	(2,781,907)	-
Settlement of a pre-existing relationship	4	3,101,507	-	3,101,507	-

Operating income (loss)		(10,275,459)	1,701,665	(6,185,767)	(3,251,390)
Interest income		163,869	107,448	61,001	38,959
Foreign exchange gain		1,467,310	269,068	1,065,444	309,100
Loss on disposal of capital assets		(7,970)	-	(7,970)	-
Net income (loss) and comprehensive income (loss) for the period		(8,652,250)	2,078,181	(5,067,292)	(2,903,331)
Basic and diluted net income (loss) per common share	13	(0.29)	0.08	(0.17)	(0.11)

The notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine month periods ended March 31, 2014 and 2013

(Unaudited)

			Attributable to equity holders of the company
In Canadian Dollars	Note	Number of common shares	Share capital	Warrants	Contributed surplus	Share-based payment reserve	Deficit	Total equity
		#	$	$	$	$	$	$
Balance, July 1, 2013		26,930,634	165,367,524	-	14,768,002	2,352,002	(149,332,916)	33,154,612
Net loss and comprehensive loss for the period		-	-	-	-	-	(8,652,250)	(8,652,250)
Issued pursuant to private placements, net	11	4,880,940	25,254,944	2,025,839	-	-	-	27,280,783
Share options exercised, expired or cancelled	11	193,219	1,022,406	-	219	(390,843)	-	631,782
Share-based payment compensation expense	11	-	-	-	-	787,624	-	787,624
Balance, March 31, 2014		32,004,793	191,644,874	2,025,839	14,768,221	2,748,783	(157,985,166)	53,202,551

Balance, July 1, 2012		26,921,302	165,334,259	-	13,168,411	2,977,032	(149,356,213)	32,123,489
Net income and comprehensive income for the period		-	-	-	-	-	2,078,181	2,078,181
Share options expired, forfeited or cancelled	11	-	-	-	1,076,991	(1,076,991)	-	-
Share-based payment compensation expense	11	-	-	-	-	821,118	-	821,118
Balance, March 31, 2013		26,921,302	165,334,259	-	14,245,402	2,721,159	(147,278,032)	35,022,788

The notes are an integral part of these consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine and three month periods ended March 31, 2014 and 2013

(Unaudited)

In Canadian Dollars	Note	Nine month period ended March 31, 2014	Nine month period ended March 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013

Cash flows from operating activities
Net income (loss) for the period		(8,652,250)	2,078,181	(5,067,292)	(2,903,331)
Adjustments for:
Change in fair value of contingent consideration payable	9	(2,781,907)	-	(2,781,907)	-
Settlement of a pre-existing relationship	9	3,096,186	-	3,096,186	-
Depreciation and amortization		787,434	1,367,273	255,416	456,266
Share-based payment compensation expense		787,624	821,118	188,858	203,594
Loss on disposal of capital assets		7,970	-	7,970	-
Accrued interest		883	3,216	(18,246)	(32,114)
Unrealized foreign exchange (gain) loss		(1,477,907)	24,621	(1,334,412)	(323,573)
Change in working capital	15	3,615,291	(326,106)	4,195,073	231,503
Net cash provided by (used in) operating activities		(4,616,676)	3,968,303	(1,458,354)	(2,367,655)

Cash flows from investing activities
Maturity of short term investments		4,018,000	7,089,088	-	1,006,075
Purchase of short term investments		(3,025,000)	(6,063,747)	-	-
Purchase of property and equipment		(9,103)	(10,772)	(3,332)	(4,515)
Proceeds from disposal of capital assets		9,000	-	9,000	-
Net cash provided by (used in) investing activities		992,897	1,014,569	5,668	1,001,560

Cash flows from financing activities
Net proceeds from private placements	11	27,280,783	-	16,363,028	-
Proceeds from share options exercised	11	631,782	-	248,242	-
Net cash provided by financing activities		27,912,565	-	16,611,270	-

Foreign exchange gains/(losses) on cash and cash equivalents		1,477,907	(24,621)	1,334,412	323,573

Net increase in cash and cash equivalents		25,766,693	4,958,251	16,492,996	(1,042,522)
Cash and cash equivalents at beginning of period		23,067,937	12,955,081	32,341,634	18,955,854
Cash and cash equivalents at end of period		48,834,630	17,913,332	48,834,630	17,913,332

The notes are an integral part of these consolidated financial statements

5

Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board for interim financial statements, including IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2013.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors approved the interim consolidated financial statements for issuance on May 9, 2014. The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are described in the Company’s annual financial statements for the year ended June 30, 2013 and have been applied to all periods presented except the following accounting policies, which have been adopted effective July 1, 2013:

IFRS 10 – Consolidated Financial Statement, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaced SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not impact the Company’s interim consolidated financial statements;

IFRS 12 – Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interest in other entities. The adoption of this IFRS will require additional disclosures in the annual consolidated financial statements;

6

Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

IFRS 13 – Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in a transaction between market participants, at the measurement date. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any adjustments as at July 1, 2013.

4.	GLOBAL COLLABORATION AGREEMENT WITH PERRIGO COMPANY PLC

On December 18, 2013, Perrigo Company plc “(Perrigo”) completed its acquisition of Elan Pharmaceuticals PLC (“Elan”) and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah, a wholly owned subsidiary, for the development and commercialization of ELND005.

On February 28, 2014, through a series of transactions, the Company’s newly obtained wholly owned Irish subsidiary, Transition Therapeutics Ireland Limited acquired all of the development and commercialization rights of the ELND005 drug candidate from Perrigo.  The accounting for this transaction, in accordance with IFRS, required significant judgment.  Based on management's review and assessment of the agreements entered into as well as the existing rights of the Company under the collaboration agreement with Elan, management determined that the transactions entered into resulted in the re-acquisition of the rights to the development and commercialization of ELND005 which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, the Company has recognized a settlement on a pre-existing relationship in the amount of $3,101,507 in the statement of income (loss).

In parallel with this acquisition, the Company issued 2,255,640 common shares for cash consideration of US$15 million. In addition, Perrigo is eligible to receive up to US$40 million in approval and commercial milestone payments and 6.5% royalties on net sales of ELND005 products and sublicense fees received. The milestone payments meet the definition of a financial liability and accordingly, the Company has recorded the contingent consideration payable at fair value. The Company’s Irish subsidiary will be responsible for all future development and commercialization activities of the ELND005 drug candidate.

5.	FINANCIAL RISK MANAGEMENT

5.1	Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at March 31, 2014	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	48,834,630	48,834,630
Short term investments	Loans and receivables	4,063,819	4,063,819
Accounts payable and accrued liabilities	Other liabilities	4,243,321	4,243,321
Contingent consideration payable	Fair value through profit and loss	4,070,610	4,070,610

Financial Instruments as at June 30, 2013	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	23,067,937	23,067,937
Short term investments	Loans and receivables	5,057,702	5,057,212
Accounts payable and accrued liabilities	Other liabilities	874,149	874,149
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

7

Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of the short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $1,328,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $1,328,000;

(b)	The probability adjusted cash flows are discounted at a rate of 23% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $910,000. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $1,247,000.

5.2	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Balances in foreign currencies at March 31, 2014 and June 30, 2013 are approximately:

	March 31, 2014	June 30, 2013
	US$	US$
Cash and cash equivalents	39,089,581	15,953,520
Trade and other payable	(3,272,766)	(336,561)
	35,816,815	15,616,959

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At March 31, 2014, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the nine month period ended March 31, 2014 would have decreased by approximately $2,272,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the nine month period ended March 31, 2014 would have increased by approximately $2,272,000.

6.	CAPITAL RISK MANAGEMENT

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

8

Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the nine month period ended March 31, 2014 from the year ended June 30, 2013.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all

7.	SHORT TERM INVESTMENTS

Short term investments consist of medium term note debentures totaling $4,063,819 at March 31, 2014 [June 30, 2013 – $5,057,702] with ratings of R1or higher and maturity dates between April 8, 2014 and November 28, 2014. There were no gains or losses realized on the disposal of the short term investments during the nine month period ended March 31, 2014 or in the year ended June 30, 2013 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and cash equivalents and short term investments.

8.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$
As at July 1, 2013
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(12,488,792)	(176,427)	(12,665,219)
Net book value July 1, 2013	8,059,201	879,473	8,938,674
As at March 31, 2014
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,229,405)	(216,024)	(13,445,429)
Net book value March 31, 2014	7,318,588	839,876	8,158,464

Period ended March 31, 2014
Opening net book value	8,059,201	879,473	8,938,674
Amortization charge	(740,613)	(39,597)	(780,210)
Net book value March 31, 2014	7,318,588	839,876	8,158,464

9

Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

	ENI Technology acquired (ELND005)	NMX Compounds acquired (TT301/302)	Lilly Licenses acquired (TT401/402)	Total
	$	$	$	$
As at July 1, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value July 1, 2012	9,046,672	7,284,849	932,269	17,263,790
As at June 30, 2013
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(12,488,792)	(11,085,259)	(176,427)	(23,750,478)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674
Year ended June 30, 2013
Opening net book value	9,046,672	7,284,849	932,269	17,263,790
Amortization charge	(987,471)	(739,028)	(52,796)	(1,779,295)
Impairment charge	-	(6,545,821)	-	(6,545,821)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

9.	CONTINGENT CONSIDERATIONS PAYABLE

(a)	Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product. The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company has recognized a liability as at March 31, 2014 of $974,424 (June 30, 2013 - $3,756,331) which represents the fair value of the contingent consideration payable to the former shareholders of ENI.

(b)	Under the terms of the ELND005 milestone and royalty agreement, the Company is committed to pay Perrigo contingent approval and commercialization milestones potentially totaling US$40 million and a royalty of up to 6.5% on net sales of the ELND005 product. The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company has recognized a liability as at March 31, 2014 of $3,096,186 (June 30, 2013 - nil) which represents the fair value of the contingent consideration payable to Perrigo (note 4).

	Payable to ENI	Payable to Perrigo	Total
Contingent Consideration Payable	$	$	$
Balance at beginning of period	3,756,331	-	3,756,331
Change in contingent consideration payable	(2,781,907)	-	(2,781,907)
Settlement of pre-existing relationship	-	3,101,507	3,101,507
Foreign exchange	-	(5,321)	(5,321)
Balance at end of period	974,424	3,096,186	4,070,610

10

Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

10.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly will assume all costs and perform all future development and commercialization activities of TT401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds.

(b)	On July 23, 2013, the Company entered into an exclusive licensing agreement with Lilly for the worldwide rights to a novel small molecule transcriptional regulator ("TT601") for the treatment of osteoarthritis pain.

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT601. On April 7, 2014, the Company announced there would be no further development of TT601. This decision was made after expanded toxicology study data and regulatory interactions revealed the development plan would be restricted and timelines delayed. Under the terms of the agreement with Lilly, the rights to TT601 have been returned to Lilly and the Company has no further funding obligations to Lilly for the development of TT601.

11.	SHARE CAPITAL

Authorized

At March 31, 2014, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Common shares issued and outstanding during the period

On August 15, 2013, the Company announced the closing of its private placement financing issuing 2,625,300 units of the Company to existing shareholders, board members and management at a price of US$4.19 per unit, raising gross proceeds of $11,439,000 (US$11.0 million). Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. The Company incurred total share issuance costs of $521,000, resulting in net cash proceeds of approximately $10,918,000.

11

Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

On February 28, 2014, the Company issued 2,255,640 common shares issued to a subsidiary of Perrigo for gross proceeds of $16,422,000 (US$15.0 million). The Company incurred total share issuance costs of $59,000, resulting in net cash proceeds of approximately $16,363,000.

At March 31, 2014, there were 32,004,793 common shares issued and outstanding.

Warrants

In connection with the Company’s private placement, on August 15, 2013, the Company issued 853,223 full warrants with a purchase price of US$4.60 and 1,050,118 full warrants with a purchase price of US$6.50. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Company.

The warrants have a total fair value of $2,025,839 which was calculated using the Black-Scholes pricing model with the following assumptions:

Risk free interest rate	1.18%
Expected dividend yield	0%
Stock price volatilityRW	0.6348
Expected life of warrants	2.0 years

If and when all of the warrants are exercised, the Company may realize up to an additional US$10.7 million in proceeds. All unexercised warrants will expire on August 15, 2015.

Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2013	1,872,000	2,352,002	2.97
Stock options exercised [i]	(193,219)	(390,624)	3.27
Stock options forfeited or cancelled [ii]	(7,582)	(219)	2.90
Stock based compensation expense		787,624	-
Stock options outstanding, March 31, 2014	1,671,199	2,748,783	2.94

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2012	1,949,919	2,977,032	4.10
Stock options expired [iii]	(127,920)	(667,734)	13.59
Stock options forfeited or cancelled [ii]	(178,000)	(409,257)	3.60
Stock based compensation expense	-	821,118	-
Stock options outstanding, March 31, 2013	1,643,999	2,721,159	3.37

[i]	During the nine month period ended March 31, 2014, 193,219 stock options were exercised. These options had a fair value of $390,624 and resulted in cash proceeds to the Company of $631,782. There were no options exercised during the comparative period ended March 31, 2013.

[ii]	During the nine month period ended March 31, 2014, 7,582 stock options were forfeited or cancelled. These options had a fair value of $15,675 and at the date of forfeit, 83 were vested and 7,499 were unvested. The vested options had a fair value of $219 which has been reclassified to contributed surplus. During the nine month period ended March 31, 2013, 178,000 stock options were forfeited or cancelled. These options had a fair value of $409,257 and were vested at the date of forfeit.

12

Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

[iii]	During the comparative period ended March 31, 2013, 127,920 stock options expired unexercised. These stock options had a fair value of $667,734 which has been reclassified to contributed surplus.

[iv]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at March 31, 2014 are $4,909,967 [June 30, 2013 - $5,563,736].

12.	EXPENSES BY NATURE

	Nine month period ended March 31, 2014	Nine month period ended March 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013
	$	$	$	$
Research and development
Clinical trials and manufacturing	4,514,394	3,917,351	3,813,214	1,458,029
Amortization	784,670	1,354,475	254,119	451,492
Salaries and benefits	1,222,287	947,792	582,309	331,796
Stock compensation expense	323,683	345,199	79,392	89,951
Facility lease costs and utilities	136,069	132,724	55,220	44,445
Insurance	61,209	69,831	20,403	22,937
General laboratory supplies and materials	69,145	58,798	27,790	21,277
Ontario investment tax credits	(208,556)	(249,834)	(98,159)	(39,394)
	6,902,901	6,576,336	4,734,288	2,380,533

Selling, general and administrative expenses
Salaries and benefits	1,064,079	1,027,828	348,101	344,596
Professional fees and services	646,382	311,209	318,892	85,179
Insurance	167,957	192,115	55,985	63,103
Stock compensation expense	463,941	475,919	109,466	113,643
Facility lease costs and utilities	114,015	111,308	38,119	37,948
Business development, corporate communication and investor relations	375,402	208,526	152,572	112,591
Regulatory and stock transfer fees	109,342	91,914	73,668	69,507
Office and related expenses	109,076	105,582	33,779	39,516
Amortization	2,764	12,798	1,297	4,774
	3,052,958	2,537,199	1,131,879	870,857

13.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Outstanding options to purchase common shares of 1,671,199 [June 30, 2013 – 1,872,000] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to losses incurred in the nine and three month periods ended March 31, 2014, and the three month period ended March 31, 2013, and also due to the fact that the option exercise price exceeded the average market value of the Company’s common shares for the nine month period ended March 31, 2013.

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Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars)

During the three month period ended March 31, 2014, the average share price was $7.61. Thus, all warrants were in the money, but similar to options they have an anti-dilutive impact and are thus excluded from the calculation of diluted earnings per share.

During the nine month period ended March 31, 2014, the average share price was $5.66. Thus, 853,223 warrants with a purchase price of US$4.60 are in the money, but similar to options they have an anti-dilutive impact and are thus excluded from the calculation of diluted earnings per share.

For the nine and three month periods ended March 31, 2014 and 2013, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	Nine month period ended March 31, 2014	Nine month period ended March 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013
Income (loss) attributable to equity holders of the Company	($8,652,250)	$2,078,181	($5,067,292)	($2,903,331)

Weighted average number of common shares outstanding	29,387,670	26,841,394	30,436,650	26,841,394

14.	CONTINGENCIES AND COMMITMENTS

At March 31, 2014, the Company is committed to aggregate expenditures of $15,477,000 under its collaboration agreements [June 30, 2013 -$14,732,000]. In addition, at March 31, 2014, the Company is committed to aggregate expenditures of approximately $18,892,000 [June 30, 2013 - $187,000] for clinical and toxicity studies to be completed during fiscals 2014 and 2015, approximately $1,377,000 [June 30, 2013 - $244,000] for manufacturing agreements and approximately $9,000 [June 30, 2013 - $11,000] for consulting and other agreements.

15.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Nine month period ended March 31, 2014	Nine month period ended March 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013
	$	$	$	$
Trade and other receivables	2,426	(10,217)	49,431	(5,467)
Investment tax credits receivable	4,137	76,886	114,534	205,224
Prepaid expenses and deposits	239,556	(156,052)	310,955	(14,301)
Trade and other payables	3,369,172	(236,723)	3,720,153	46,047
	3,615,291	(326,106)	4,195,073	231,503

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Notes to the Consolidated Interim Financial Statements

March 31, 2014

(Unaudited in Canadian dollars

16.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is shown below:

	Nine month period ended March 31, 2014	Nine month period ended March 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013
	$	$	$	$
Salaries and other short-term employee benefits	1,149,670	1,084,070	393,533	359,388
Stock-compensation expenses	685,616	700,154	164,110	173,051
	1,835,286	1,784,224	557,643	532,439

17.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the comparative nine month period ended March 31, 2013 are from one partner, Elan Pharma International Limited, a company based in Ireland.

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